Exhibit 99-1
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[GRAPHIC OMITTED]


             KOOR INDUSTRIES OBTAINS ADDITIONAL APPROVAL FOR SALE OF
                  SHERATON MORIAH AND RESCHEDULES CLOSING DATE

Tel Aviv, Israel - March 29 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor") a leading Israeli holding company announced today that, following the agreement announced on December 17, 2007, between Koor and Azorim Development and Construction Co. Ltd. for the sale of Koor's entire 56.5% shareholding in Sheraton Moriah Israel Ltd., Sheraton Moriah's General Shareholders Meeting approved today the transfer of its shares, as required under its Articles of Association.

Koor and Azorim have also mutually agreed to reschedule the closing of the said Agreement from the initially scheduled date of April 9, 2007 that falls on Passover, a national holiday in Israel, to April 19, 2007.

The closing of the transaction is still subject to the fulfillment of certain conditions precedent.


ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                 IR CONTACTS
Oren Hillinger, Finance Director                Ehud Helft / Kenny Green
Koor Industries Ltd.                            GK Investor Relations
Tel:  972 3  607 - 5111                         Tel:  1 866 704 - 6710
Fax:  972 3  607 - 5110                          Fax: 972 3 607 - 4711
oren.hillinger@koor.com                         info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.